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                                June 14, 2024

       Erica Gessert
       Chief Financial Officer
       Upwork Inc.
       475 Brannan Street, Suite 430
       San Francisco, CA 94107

                                                        Re: Upwork Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            Form 8-K furnished
February 14, 2024
                                                            File No. 001-38678

       Dear Erica Gessert:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 8-K Furnished February 14, 2024

       Exhibit 99.1, page 15

   1. Please tell us what the adjusted free cash flow measure is intended to convey about your liquidity and how it is
useful to investors. We note it includes an    adjustment for timing
                                                        differences   , which
you disclose adjusts for the timing of your invoicing and cash collection from
Marketplace clients. Please explain, in greater detail, the nature and purpose of this
adjustment. In this regard, you indicate on page 54 in the Form 10-K for the year ended December
31, 2023, that you expect your cash flows from operating
                                                        activities to be
impacted when a quarter ends on a Sunday due to the timing of talent billings and the
collections from clients. Tell us if this is the reason for the    adjustment
for
                                                        timing differences
and if so, explain how these billings and collections impact cash provided by operating
activities. As part of your response, explain the cash inflows and outflows of the talent
billings, client collections and funding the escrow from operating cash, indicating the
respective cash flow statement line items impacted.
 Erica Gessert
Upwork Inc.
June 14, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chen Chen at 202-551-7351 or Melissa Kindelan at 202-551-3564 with any questions.



                                                          Sincerely,
FirstName LastNameErica Gessert
                                                          Division of
Corporation Finance
Comapany NameUpwork Inc.
                                                          Office of Technology
June 14, 2024 Page 2
cc:       Brian Levey
FirstName LastName